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For Immediate Release
January 9, 2003

DRAXIS to Initiate Phase I Clinical Testing of INFECTON
Novel radiopharmaceutical designed for diagnostic imaging of infection

Mississauga, Ontario, January 9, 2003—DRAXIS Health Inc.'s (TSX: DAX; NASDAQ: DRAX) radiopharmaceutical subsidiary, DRAXIMAGE Inc., has received approval from Health Canada to initiate a Phase I clinical trial of INFECTON™, a novel diagnostic radiopharmaceutical agent for imaging difficult-to-diagnose infections. Enrollment in the study is scheduled to begin within the next two weeks.

The Phase I study will be conducted by Dr. Raymond Taillefer at Hôpital Hotel-Dieu, Centre Hospitalier de L'Université de Montréal, and will involve 10 healthy subjects in an open-label, single-center, single-dose Phase I safety, pharmacokinetic and radiation dosimetry study. Whole body images will be taken at various intervals after injection of INFECTON to visualize distribution of the imaging agent throughout the body over time.

"Results from this Phase I study will allow us to not only evaluate preliminary safety but we will be better able to interpret clinical data in later trials involving patients with infection, because we will have baseline standard information on the normal distribution pattern of INFECTON in the absence of infection," noted Dr. Richard Flanagan, President of DRAXIMAGE Inc.

INFECTON is a radiopharmaceutical that has the potential to selectively distinguish infection from inflammation by binding directly with bacteria. It combines the widely used anti-bacterial agent, ciprofloxacin with Technetium (Tc-99m), the most common radioisotope used in nuclear medicine.

INFECTON has undergone a multi-centre clinical study outside North America, sponsored by the International Atomic Energy Agency, which involved over 573 patients. It demonstrated an efficacy profile with sensitivity of 88.3%, specificity of 86.5% and an accuracy of 87.6%. It is anticipated that INFECTON will be useful for imaging infection in several serious medical conditions such as fever of unknown origin, osteomyelitis, wound infection, abdominal abscess, pneumonia, equivocal appendicitis, tuberculosis and opportunistic infections in immune compromised patients.

About DRAXIMAGE Inc.

DRAXIMAGE discovers, develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceuticals for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear imaging procedures, a line of imaging and therapeutic products labeled with a variety of isotopes including radioiodine, and BrachySeed™, a next-generation brachytherapy implant. DRAXIMAGE has several products in late-stage development, including three technetium-99m-based diagnostic imaging products: Fibrimage® for imaging deep vein thrombosis currently in Phase III, Amiscan™ or the early diagnosis of acute myocardial infarct currently in Phase II, and INFECTON™ or imaging infection.

About DRAXIS Health Inc.

DRAXIS Health Inc. is a specialty pharmaceutical company focused on the development, production, marketing and distribution of radiopharmaceuticals (DRAXIMAGE) and the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products (DRAXIS Pharma).

Except for historical information, this news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as amended, which involve risk and uncertainties that may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, timely regulatory approval of the Company's products, the ability to obtain and enforce effective patents, the establishment and maintenance of new corporate alliances, compliance with appropriate governmental regulations, and other risks detailed from time-to-time in the Company's filings with the US Securities and Exchange Commission and Canadian securities authorities. The Company does not undertake to update such forward-looking statements to reflect new information, later events or developments.

FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada: Jerry Ormiston DRAXIS Health Inc.		For United States: Gino De Jesus / Dian Griesel, Ph.D. The Investor Relations Group
Phone:	877-441-1984	Phone:	212-825-3210
Fax:	905-677-5494	Fax:	212-825-3229